UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

(Commission File No. 001-40302)

PAYSAFE LIMITED

(Exact name of registrant as specified in its charter))

Not Applicable

(Translation of registrant’s name into English)

Paysafe Limited

25 Canada Square

27thFloor

London, United Kingdom E14 5LQ

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Information Contained in this Form 6-K Report

Change of Chief Financial Officer

This report on Form 6-K (the “Report”) contains information on changes to the executive leadership of Paysafe Limited (“Paysafe” or the “Company”). On August 30, 2022, Paysafe announced that Alex Gersh has been appointed as Chief Financial Officer (“CFO”). Alex will join the Company on October 3, 2022 and succeeds Ismail Dawood, who is stepping down as CFO.

Incorporation by Reference

This Report shall be deemed to be incorporated by reference into the registration statement of the Company on Form S-8 (File No. 333-256692) and Form F-3 (File No. 333-263910) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Financial Statements and Exhibits

Exhibits

Exhibit	Description

99.1	Press Release, dated August 30, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 30, 2022	PAYSAFE LIMITED

	By:	/s/ Ismail Dawood
	Name:	Ismail Dawood
	Title:	Chief Financial Officer